January 16, 2007

Mr. John M. Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lifetime Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 000-19254

Dear Mr. Hartz:

This letter sets forth the response of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comment contained in your letter dated January 12, 2007 relating to the above referenced periodic reports filed with the Securities and Exchange Commission (the “Commission”). The comment of the Commission is set forth in bold/italicized text below, and the Company’s response is set forth in plain text immediately beneath the comment.

      Form 10-K for the Year Ended December 31, 2005

      Note F – Business Segments, page F-21

1.

We note your response to prior comment 3 and your responses during our conference call on January 11, 2007. We also note your disclosures in Item 1 of your Form 10-K and note A of your financial statements, which discuss your business based on six main product categories: kitchenware, tabletop, cutlery and cutting boards, bakeware and cookware, pantryware and spices, and bath accessories. Further we note that the information based on these product categories is available and is used, to some extent, for internal purposes. Accordingly, we have expressed our concerns that your disclosures do not provide sufficient information regarding the revenues for each of your products, in accordance with paragraph 37 of SFAS 131.

However, we note that the application of SFAS 131 requires judgment and is the responsibility of management. We further note that you will be providing the disclosures required by paragraph 37 in future filings for three categories: food preparation, tabletop, and home décor. You have also asserted that the product lines included within your food preparation category are similar in terms of the nature of the products and customers, as well economically. Based on the above, we have no further comment at this time.

However, we urge you to consider the guidance in SFAS 131 carefully and on a regular basis. If, in the future, the product lines within your food preparation category experience differences, you should consider whether disaggregated product disclosure is necessary. Further, we remind you that as your business changes – either organically or through acquisitions and dispositions, if you change your internal reporting, or if you reorganize your operations, you should reconsider your application of SFAS 131. Similarly, we may also comment on this issue in the future.

The Company will consider the guidance in SFAS 131 carefully and on a regular basis. If, in the future, the product lines within our food preparation category experience differences, we will consider whether disaggregated product disclosure is necessary. Further, if our business changes – either organically or through acquisitions and dispositions, we change our internal reporting, or we reorganize our operations, we will reconsider our application of SFAS 131.

Sincerely, /s/ Robert McNally Robert McNally Vice President - Finance